Brett D. White T: +1 650 843 5191 whitebd@cooley.com	Via EDGAR

March 21, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Russell Mancuso

Re:	Cardica, Inc. Registration Statement on Form S-1 Filed February 20, 2014 File No. 333-194039

Dear Mr. Mancuso:

Attached for filing via EDGAR pursuant to the Securities Exchange Act of 1934, on behalf of our client, Cardica, Inc., is Cardica’s Amendment No. 2 to Registration Statement on Form S-1 (“Amendment”). The Amendment updates the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2014, as amended by Amendment No. 1 filed on March 7, 2014.

The Amendment is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated March 19, 2014, with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Registration Statement on Form S-1

1.

Please amend your filing to include all information other than that which can be omitted as provided by Rule 430A. We note that you have omitted the number of securities offered. Refer to Regulation S-K Item 501(b)(2) and Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations available on the Commission’s website at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response: We have amended the Registration Statement with this Amendment to include the number of securities offered in response to the Staff’s comment.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange Commission

March 21, 2014

Page Two

Prospectus Cover

2.

Please remove from the front prospectus cover the designations “Sole Book-running Manager” and “Co-Manager.” If these designations are appropriate for your prospectus, you may include the designations in another section of your document where you can also explain their significance to investors.

Response: We have removed from the front cover of the prospectus the designations “Sole Book-running Manager” and “Co-Manager” in response to the Staff’s comment.

 Company Overview, page 1

3.	Please summarize clearly using concrete, everyday terms the nature of your product that received FDA clearance in January 2014. From your revised disclosure, it should be clear:

●	what the MicroCutter cuts,
●	what is the significance of the product being “cartridge based,”
●	what is the significance of shaft diameter and a “staple line,”
●	whether a 5 millimeter shaft diameter is materially unique to your product and what advantages it provides,
●	whether a 30 millimeter staple line is materially unique to your product and what advantages it provides,
●	what are the limitations on your FDA clearance,
●	what is the significance of a cartridge being blue,
●	what is considered “medium thickness” and what portion of relevant procedures are medium thickness, and
●	what is the significance of creating anastomoses.

If these or other concepts that you mention in this section are not sufficiently significant as to be highlighted clearly in your prospectus summary, please relocate the concepts to your “Business” section of your document and explain them clearly there.

Response: We have revised the disclosure in the Prospectus Summary to explain in concise terms the items listed above in response to the Staff’s comment.

In addition, Cardica acknowledges:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Cardica from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange Commission

March 21, 2014

Page Three

●

Cardica may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (650) 843-5191.

Sincerely,

/s/ Brett White

Brett D. White

cc:	Robert Newell, Cardica, Inc. Mark Weeks

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM